EXHIBIT 99.17

Emerald Health Therapeutics to Lead International Affairs Council on CBD and Hemp’s Dialog with FDA on CBD Product Policy as Part of the American Trade Association for Cannabis and Hemp

VANCOUVER, British Columbia, May 24, 2019 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) has been appointed by the American Trade Association for Cannabis and Hemp (ATACH) to lead its International Affairs Council on CBD and Hemp in ATACH’s engagement with the US Food & Drug Administration (FDA) regarding policy pertaining to CBD-containing products and associated cross-border trade. The FDA is slated to begin public consultation on May 31 to discuss potential pathways for CBD products to come to market in the US.

“Emerald Health Therapeutics is one of Canada’s original Licenced Producers and has expertise on CBD extraction and associated regulatory development,” said Michael Bronstein, President of ATACH. “We look forward to leveraging Emerald’s knowledge and experience as we participate in the FDA process on how to best navigate and implement a potentially-new regime for products containing cannabinoids in the United States.”

“We are pleased to be asked to lead ATACH’s International Affairs Council on CBD and Hemp,” said Dr. Avtar Dhillon, President and Executive Chairman of Emerald. “We believe there is significant therapeutic and economic potential for CBD-related products generally and in the US, and we are eager to play a positive role in this policy formation process.”

Allan Rewak, VP Communications and Stakeholder Relations of Emerald, has been appointed as the Company’s formal representative to ATACH and will utilize his experience in the Canadian cannabis legalisation process to support the development of a reasonable and effective regulatory regime for CBD in the United States.

Emerald produces and sells its SYNC 25 CBD oil in the adult-use market and other high-CBD products in the medical market in Canada and has sourced hemp to produce allowable oils in the current Canadian legal framework. It is also employing advanced formulation and delivery technology with the goal to offer customers new product choices in conjunction with new Canadian legislation that is expected to allow a broader set of ingestible and topical products in the fall of 2019 and beyond.

About the American Trade Association for Cannabis & Hemp

The American Trade Association for Cannabis & Hemp (“ATACH”) is a 501(c)(6) trade organization registered in Washington, DC, founded to promote the expansion, protection, and preservation of businesses engaged in the legal trade of industrial, medical, and recreational cannabis and hemp-based products.

ATACH is a place for marijuana and hemp industry leaders and well known, well capitalized businesses who are entering the industry to promote marketplace expansion, develop regulation, and adopt industry standards.

ATACH is ushering in the next phase of marketplace expansion by providing a bridge from the cannabis industry to mainstream name brand businesses who will be partners in advancing the industry and ending prohibition. The organization is playing a leading role in professionalizing industry representation and facilitating the next generation of the marketplace.

About Emerald Health Therapeutics

Emerald Health Therapeutics, Inc. is a Canadian licensed producer of cannabis. Its 50%-owned Pure Sunfarms joint venture in BC is licensed and fully planted in the first of its two 1.1 million square foot greenhouses. The capacity of each greenhouse is estimated to exceed 75,000 kg of cannabis annually. Emerald’s Verdélite operation in Saint Eustache, Québec is completing the build-out of its 88,000 square foot indoor cultivation facility and is scaling up production. Emerald has contracted for approximately 1000 acres of hemp in 2019 to 2022 with the objective of extracting low-cost cannabidiol. Emerald has secured exclusive strategic partnerships for large scale extraction and softgel encapsulation, as well as for proprietary technology to enhance cannabinoid bioavailability. Its team is highly experienced in life sciences, product development, large-scale agri-business, and marketing, and is focused on developing proprietary, value-added cannabis products for medical and adult-use customers.

Emerald is part of the Emerald Health group, which represents a broad array of companies focused on developing pharmaceutical, botanical, and nutraceutical products aimed at providing wellness and medical benefits by interacting with the human body’s endocannabinoid system.

Please visit www.emeraldhealth.ca for more information or contact:

Rob Hill, Chief Financial Officer
(800) 757 3536 Ext. # 5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include projected job creation figures at our operating facilities; production and processing capacity of various facilities; expansion of facilities; and anticipated production costs.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, failure to obtain regulatory approvals; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; as well as the risk factors described in the Company’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.